SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

One Horizon Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

68235H 304
(CUSIP Number)

Zhanming Wu c/o Dachao Asset Management (Shanghai) Co., LTD. No. 868 Puming Road, Building No. 5, Room 703 Shanghai, China 200120 86-21-68772818-801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2014 and September 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 68235H 304		Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Zhanming Wu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,129,630

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
13,129,630

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,129,630[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.18%[2]

14	TYPE OF REPORTING PERSON
IN

1 See Item 5 of this Statement.

2 This percentage is calculated based upon 10,662,621 shares of the Issuer’s common stock outstanding as of September 13, 2017, based on information provided to the reporting person by the Issuer, plus the additional 13,129,630 shares of the Issuer’s common stock issuable upon the conversion or exercise of the Securities (defined below) by the Reporting Person.

SCHEDULE 13D
CUSIP No. 68235H 304		Page 3 of 6 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., a corporation organized under the laws of the State of Delaware (“Issuer”).  The Issuer’s principal executive office is located on 34 South Molton Street, London W1K 5RG, United Kingdom.

Item 2.  Identity and Background

(a)	This Statement is being filed by Mr. Zhanming Wu (the “Reporting Person”).

(b)	The Reporting Person’s business address is No. 868 Puming Road, Building No. 5, Room 703, Shanghai, China 200120.

(c)	The Reporting Person is currently Chairman of the board of directors of Dachao Asset Management (Shanghai) Co., LTD., an asset management firm located at No. 868 Puming Road, Building No. 5, Room 703, Shanghai, China 200120.

(d)	– (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of The People’s Republic of China.

Item 3.  Source or Amount of Funds or Other Consideration

The Reporting Person purchased the securities reported herein, which include the 8.0% Series A Convertible Debenture (the “Convertible Debenture”), the Class C Warrant, and the Class D Warrant (collectively, the “Securities”), for $3,500,000 on December 22, 2014 pursuant to a security purchase agreement (the “Purchase Agreement”) with the Issuer.  All of the funds required to acquire the Securities were furnished from the personal funds of the Reporting Person.

The Convertible Debenture became exercisable within 60 days into more than 10% of the outstanding shares of Common Stock upon the execution of an agreement by and between the Reporting Person and the Issuer, dated September 4, 2017 (the “Wu Agreement”), pursuant to which the Reporting Person agreed that he would not demand payment of the Convertible Debenture on or prior to October 1, 2017, in consideration for the right to convert $3,000,000 in aggregate amount of the Convertible Debenture, together with all accrued but unpaid interest on the entire principal amount of the Convertible Debenture, into 13,000,000 shares of Common Stock at any time on or before January 31, 2018.

Item 4.  Purpose of Transaction

The Securities exercisable into Common Stock and owned by the Reporting Person were acquired for investment purposes without a view to public distribution or resale. However, the Reporting Person evaluates market conditions on an ongoing basis in deciding whether to acquire additional Issuer securities, sell all or a portion of his current Securities, or maintain his current ownership position.

SCHEDULE 13D
CUSIP No. 68235H 304		Page 4 of 6 Pages

In connection with entering into the Wu Agreement with the Issuer, for so long as the Reporting Person beneficially owns more than 30% of the outstanding shares of Common Stock, the Reporting Person will have the right to designate up to four members for election to the Issuer’s board of directors, and the Issuer agrees to set, by board resolution or otherwise, the authorized number of members of the Issuer’s board of directors to seven.

Other than as described in this Statement, the Reporting Person has no current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though the Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors, or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)	As of September 14, 2017, the Reporting Person may be deemed to beneficially own, or may be deemed to have the right within 60 days to acquire beneficial ownership of, 13,129,630 shares of Common Stock, constituting approximately 55.18% of shares outstanding based on 23,792,251 shares of Common Stock outstanding as of September 13, 2017, which includes the 13,129,630 shares of Common Stock issuable upon the conversion or exercise of the Securities. This total is comprised of (1) 13,000,000 shares of Common Stock underlying the Convertible Debenture held by the Reporting Person and (2) an aggregate of 129,630 shares of Common Stock underlying the Class C Warrant and Class D Warrant held by the Reporting Person, which currently have exercise prices of $18.00 per share and $21.00 per share, respectively. The amount of Common Stock underlying the Class C Warrant and Class D Warrant and the exercise prices have been adjusted to account for the Issuer’s 6:1 reverse stock split, which was completed on April 14, 2017.

Under the terms of the Purchase Agreement and pursuant to the terms of the Securities issued thereunder, the Issuer is not obligated to issue any shares of Common Stock upon exercise or conversion, as applicable, of the Securities, and the Reporting Person does not have the right to receive, upon such exercise or conversion, any shares of Common Stock, if the issuance of such shares of Common Stock would exceed more than an aggregate of 19.99% of the number of the Company’s outstanding shares of Common Stock, except that such limitation does not apply in the event that the Issuer obtains the approval of its stockholders as required by the applicable rules of the Nasdaq OMX Market for issuances of Common Stock in excess of such amount. Pursuant to the terms of the Wu Agreement, the Issuer is required to take such actions as are available to cause the issuance of Common Stock under the Wu Agreement to be exempt from the above-referenced limitation, including obtaining the necessary stockholder approvals.

(b)	The Reporting Person has sole power to vote and to dispose of the 13,129,630 shares of Common Stock that may be deemed to be beneficially owned by him.

(c)	The information contained in Items 3, 4, and 5(a) of this Statement is incorporated herein by reference.

(d)	Not applicable

(e)	Not applicable

SCHEDULE 13D
CUSIP No. 68235H 304		Page 5 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3, 4, and 5 of this Statement is incorporated herein by reference.

The Purchase Agreement and the Wu Agreement contain customary representations, warranties and covenants of the parties thereto, respectively, and the parties to such agreements have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

Other than as set forth above, the Reporting Person has no contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Statement:

Exhibit 1-

Securities Purchase Agreement dated December 22, 2014 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 2-	Form of Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 3-	Form of Amended and Restated Class C Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 4-	Form of Amended and Restated Class D Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 5-

Agreement, dated September 4, 2017, by and between the Issuer and Zhanming Wu with respect to the Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2017 and incorporated herein by reference)

SCHEDULE 13D
CUSIP No. 68235H 304		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of September 14, 2017

By:	/s/ Zhanming Wu
Name: Zhanming Wu